Exhibit 99.4

L & L   I N T E R N A T I O N A L   H O L D I N G S ,   I N C .

1 3 0  A N D O V E R  P A R K  E A S T  S U I T E 1 0 1  S E A T T L E  W A  9 8 1 8 8

     Summary of

Consulting and Advisory Agreement

between

L&L International Holdings, Inc. & CBI Capital, LLC

Pursuant to our discussions, L&L International Holdings, Inc., a Nevada corporation, has agreed to engage the consulting and advisory services of CBI Capital LLC in an effort to guide L&L on capital markets issues, and to help identify an acting Chief Financial Officer.

Compensation to CBI Capital LLC will be both a common stock award and warrants. Such common stock and warrants shall be issued in the name of the Crossway Partners Master Fund LP, which is the designee of CBI Capital LLC and consist of:

Common Stock Award: 85,000 shares of common stock of L&L International Holdings, Inc., evidenced by book –entry registration with the company’s transfer agent. Certificates will be issued in respect to the shares in the name of Crossway Partners Master Fund LP and shall bear an appropriate legend referring to the transferability of the shares and the right to registration in any public offering.

Warrants to purchase Common Stock: 50,000 warrants to purchase 50,000 shares of common stock of L&L International Holdings, Inc. at a strike price of $3.00 per share until expiration on May 30, 2012. The Warrants will provide for cashless exercise at all times. The shares issue able upon exercise of the Warrants will be entitled to the same registration rights as those of the above Common Stock Award.

L&L International Holdings, Inc will immediately register such shares for public trading at its won expense and direct its transfer agent to issue such common stock and warrants in the name of Crossway Partners master Fund LP by May 30, 2008.

A separate escrow financing for L&L international Holdings, Inc is being considered by CBI Capital LLC. L&L International Holdings, Inc. is aware that the escrow funds will only be released to L&L International Holdings, Inc after receipt of USD $1,200,000.00 by CBI Capital LLC or its designee.

Signed and agreed as of May 29, 2008

/s/ Evan M. Claar	/s/Dickson V. Lee
Authorized Signatory	Authorized Signatory
CBI Capital LLC	L&L International Holdings, Inc

The above statement is believed to be true and reasonable including material facts. However, as it is a summary, some of the information believed to be not material may be omitted or not included. The original agreement is available upon request.